UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the nine months ended September 30, 2010.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release
SQM REPORTS EARNINGS FOR THE FIRST NINE MONTHS OF 2010

Highlights

•	SQM reported net income for the first nine months of 2010 of US$276.3 million, an increase of 6.5% over the first nine months of 2009.

•	Earnings per ADR totaled US$1.05 for the first nine months, compared to US$0.99 for the same period of 2009.

•	Revenues for first nine months of 2010 were 25.9% higher than that of first nine months of 2009.

Santiago, Chile, November 23, 2010.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first nine months of 20101 of US$276.3 million (US$1.05 per ADR), an increase of 6.5% with respect to the same period of 2009, when earnings totaled US$259.4 million (US$0.99 per ADR).  Gross Margin reached US$454.4 million (34.3% of revenues), 11.5% higher than the US$407.5 million (38.7% of revenues) recorded during the first nine months of 2009.  Revenues totaled US$1,324.7 million for the first nine months, representing an increase of 25.9% over the US$1,052.2 million reported in the same period of 2009.

The Company also announced a year-over-year earnings increase of 11.3% for the third quarter of 2010, reporting quarterly net income of US$94.8 million (US$0.36 per ADR) compared to the 2009 figure of US$85.2 million (US$0.32 per ADR). Gross Margin for the third quarter reached US$151.2 million, 15.3% higher than the US$131.1 million recorded for the same period of 2009. Revenues totaled US$459.5 million, an increase of approximately 19.7% with respect to the third quarter of 2009, when revenues amounted to US$383.8 million.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “We have continued to observe positive demand recovery across all of our business lines as markets move passed 2009 lows. The market uncertainty that characterized 2009 has dissipated and consumer confidence has returned to markets, as the global economic situation improves.”

Mr. Contesse continued, “During the first nine months of 2010 demand for all of our business segments has recovered more robustly than initially expected, reflecting the strong, underlying fundamentals in each market. We anticipate that this momentum will continue during the remaining months of the year and through next year, and considering that the Company is in a unique position to capture growth in each of its markets, we remain optimistic about the long term prospects for SQM.”

1 Figures for the first nine months of 2010 have been prepared according to IFRS standards, and figures for the first nine months of 2009 have also been prepared according to IFRS for comparative purposes.

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our SPN business line for the first nine months of 2010 totaled US$452.5 million, 13.0% higher than the US$400.3 million recorded for the same period in 2009.

Third quarter 2010 revenues reached US$151.5 million, an increase of 6.9% over the US$141.7 million recorded in 2009.

Sustained improvement in potash markets has continued to provide stability to the fertilizer sector and positively impact major SPN markets. Sales volumes for SPN during the first nine months of 2010 improved substantially, by more than 25%, over volumes recorded in the same period of the previous year, reaching pre-crisis volumes of 2008. Improved global economic conditions have helped support demand for high value crops, and improved pricing conditions for certain crops have also contributed to more attractive grower economics which in turn have driven demand for specialty fertilizers.

Average prices for the first nine months of the year in this segment decreased compared to the same period last year, in line with global price trends in potassium markets. However, in recent months we have observed slightly higher prices for SPN products, and we expect this trend to continue.

SPN gross margin2 for the first nine months of 2010 accounted for approximately 29% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the first nine months of 2010 totaled US$241.8 million, an increase of 72.4% with respect to the US$140.3 million reported for the first nine months of 2009.

Iodine and derivatives revenues for the third quarter of 2010 amounted to US$91.8 million, an increase of 98.5% compared to the US$46.3 million recorded the previous year.

Iodine demand in 2010 has moved well above market lows of 2009 and has surpassed market demand recorded in 2008. In recent months we have observed healthy signs from industrial applications of iodine such as nylon, biocides, LCD screens and fluoro-chemicals, while demand for human and animal health and nutrition has remained stable. We estimate that the inventory restocking observed during the second quarter of the year has decreased, and inventory levels have now reached normal, operational levels. Consequently strong sales volumes for the third quarter are a result of stronger end consumption.

Sales volumes for the first nine months of 2010 increased substantially over volumes posted in 2009, while prices remained stable year-over-year. During recent months, demand for iodine and derivatives has been steady which has allowed us to remain optimistic regarding 2010 market performance and market growth in the coming years.

Gross margin for the Iodine and Derivatives segment accounted for approximately 23% of SQM’s consolidated gross margin for the first nine months of 2010.

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$114.3 million during the first nine months of 2010, an increase of 35.4% with respect to the US$84.4 million recorded for the first nine months of 2009.

Third-quarter 2010 lithium revenues increased 15.4% with respect to the third quarter of 2009, amounting to US$36.8 million, compared to US$31.9 million in 2009.

Conditions in the lithium market remained positive through the third quarter as improved demand for the majority of lithium applications translated into higher sales volumes compared to the same period of last year. The supply-chain restocking observed during the second quarter of 2010 has subsided, and we estimate that inventory levels, while not completely saturated, have returned to more normalized levels. As a result and in line with our estimates for the quarter, volumes posted in the third quarter of 2010 were significantly higher than the third quarter of 2009 and similar to the average volumes for the first half of 2010. Year-to-date volumes, however, remain well above those observed during 2009. Prices in this segment have remained relatively stable since market prices were adjusted downward during the final months of 2009, and year-over-year prices, as a result, have fallen approximately 20%.

Looking forward the lithium market is poised to grow in the medium-term supported by the development of new technologies for a range of energy storage applications. Coupled with steady growth in industrial applications of lithium, the outlook for this market remains optimistic.

Gross margin for the Lithium and Derivatives segment accounted for approximately 11% of SQM’s consolidated gross margin for the first nine months of 2010.

Potassium Chloride & Potassium Sulfate (MOP & SOP)3

Potassium Chloride and Potassium Sulfate revenues for the first nine months of 2010 totaled US$356.8 million, a 24.3% increase with respect to the first nine months of 2009, when revenues amounted to US$287.1 million.

Year-over-year potassium chloride revenues grew 9.7% in the third quarter, reaching US$114.4 million, compared to US$104.3 million for the same period of 2009.

We continued to observe improved conditions in potash markets during the third quarter of 2010. Healthy demand in recent months was underpinned by improved farmer economics and reduced global grain inventories. Volumes in major markets have moved well above 2009 lows, and we believe that the solid fundamentals of the potash industry will continue to carry this market forward.

Average prices for the first nine months of 2010 were substantially lower than the same period of last year. However, recent announcements of price increases in major spot markets are not reflected in average prices recorded for the third quarter. While these announcements may not be fully reflected in 2010 results, they have set the stage for a positive price trend in the short-term, supported by stronger fertilizer markets.

Our expansion of potassium-based products from the Salar de Atacama continues to develop according to plans, and our potash sales volumes grew by over 80% in the first nine months of 2009 compared to the same period of last year.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 25% of SQM’s consolidated gross margin for the first nine months of 2010.

Industrial Chemicals

Industrial Chemicals revenues for the first nine months of 2010 reached US$109.5 million, 35.3% higher than the US$80.9 million recorded for the same period of the previous year.

Revenues for the third quarter totaled US$41.8 million, an increase of 21.8% with respect to the third-quarter 2009 figure of US$34.3 million.

Performance of industrial chemicals has remained solid during the third quarter of 2010. We have observed improved demand for traditional applications of industrial chemicals, in particular those for civil works, and as a result volumes improved approximately 30% over the same period of last year. Prices for industrial chemicals during the first nine months have declined moderately compared to the same period of 2009 but should remain relatively stable in the short-term.

We anticipate demand for industrial chemicals to continue to improve in the remaining months of 2010, with total demand reaching levels similar to those observed pre-crisis. With new initiatives announced for alternative energy projects that use industrial nitrates to store thermal energy, long-term prospects for this market continue to present interesting growth opportunities for the Company, and we expect these developments to significantly impact this segment from 2012 onwards. As the global economy stabilizes in following months and years, demand for industrial chemicals should accelerate which in turn should have a positive impact on this business segment.

Gross margin for the Industrial Chemicals segment accounted for approximately 11% of SQM’s consolidated gross margin for the first nine months of 2010.

Other Commodity Fertilizers

Revenues from sales of other commodity fertilizers and other income reached US$49.8 million in the first nine months of the year, down from US$59.1 million for the same period of the previous year.

Company adopts IFRS

Following SVS guidelines, SQM has migrated from Chilean GAAP and has adopted International Financial Reporting Standards as the basis for its accounting principles. This change is effective as of January 1, 2010. Figures for the first nine months of 2010 and 3Q1O have been prepared under IFRS; figures for the first nine months of 2009 and 3Q09 have been prepared under IFRS for comparative purposes.

Administrative Expenses

Administrative expenses totaled US$55.5 million (4.2% of revenues) for the first nine months of 2010, compared to the US$53.4 million (5.1% of revenues) recorded during the same period of 2009.

Net Financial Expenses

Net financial expenses for the first nine months of 2010 were US$20.0 million, compared to the US$13.0 million recorded during the same period of 2009.

Notes:

(2) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(3) Potassium chloride and potassium sulfate will be reported together. This new classification better reflects the fact that both products are derived from the same natural resource, that they share a production process and that potassium is the most relevant driver for costs and pricing. This new classification is also consistent with market approach to reporting potassium products. SOP sales include sales of third party products.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.

•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:      Mary Laverty, 56-2-4252074 / mary.laverty@sqm.com
Mark Fones, 56-2-4252485 / mark.fones@sqm.com

For media inquiries, contact: Fernanda Guerra, 56-2-4252027 / fernanda.guerra@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement

(US$ Millions)	For the 3rd Quarter		For the 9-month period ended September 30
	2010	2009	2010	2009

Revenues	459.5	383.8	1,324.7	1,052.2

Specialty Plant Nutrition*	151.5	141.7	452.5	400.3
Iodine and Iodine Derivatives	91.8	46.3	241.8	140.3
Lithium and Lithium Derivatives	36.8	31.9	114.3	84.4
Potassium Chloride & Potassium Sulfate	114.4	104.3	356.8	287.1
Industrial Chemicals	41.8	34.3	109.5	80.9
Other Income	23.1	25.3	49.8	59.1

Cost of Goods Sold	(272.7)	(216.9)	(767.1)	(543.2)
Depreciation and Amortization	(35.6)	(35.7)	(103.3)	(101.4)

Gross Margin	151.2	131.1	454.4	407.5

Administrative Expenses	(19.4)	(18.2)	(55.5)	(53.4)
Financial Expenses	(8.6)	(7.4)	(26.5)	(23.1)
Financial Income	3.6	2.2	6.5	10.1
Exchange Difference	(1.5)	(2.3)	(6.9)	(8.5)
Other	(0.4)	(1.5)	(8.2)	(13.5)

Income Before Taxes	124.9	103.9	363.8	319.0

Income Tax	(28.3)	(18.0)	(84.4)	(60.2)

Net Income before minority interest	96.6	85.9	279.4	258.8

Minority Interest	(1.8)	(0.7)	(3.1)	0.6

Net Income	94.8	85.2	276.3	259.4
Net Income per Share (US$)	0.36	0.32	1.05	0.99

*Includes other specialty fertilizers

Balance Sheet

(US$ Millions)	As of Sept. 30	As of Dec. 31
	2010	2009

Total Current Assets	1,855.9	1,707.4
Cash and cash equivalents	615.8	530.4
Accounts receivable (1)	470.9	394.5
Inventory	639.5	630.8
Others	129.7	151.7

Investments in related companies	61.9	55.2

Property, plant and equipment	1,394.1	1,300.5

Other Non-current Assets	76.4	78.7

Total Assets	3,388.3	3,141.8

Total Current Liabilities	448.6	545.0
Short-term debt	140.7	268.9
Others	307.9	276.2

Total Long-Term Liabilities	1,265.1	1,132.3
Long-term debt	1,154.7	1,024.4
Others	110.4	107.9

Shareholders' Equity before Minority Interest	1,627.2	1,418.8

Minority Interest	47.4	45.7

Total Shareholders' Equity	1,674.6	1,464.5

Total Liabilities & Shareholders' Equity	3,388.3	3,141.8

Liquidity (2)	4.1	3.1

(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: November 23, 2010